Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 6, 2010
Item 3	News Release The news release dated August 5, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4	Summary of Material Change Silver Standard Resources Inc. reports on headline financial results from the company’s second quarter ended June 30, 2010.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 5, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 6th day of August, 2010

August 5, 2010	News Release 10-22

SILVER STANDARD REPORTS SECOND QUARTER 2010 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following updates on the Pirquitas Mine and principal development projects and reports on headline financial results from the company’s second quarter ended June 30, 2010. Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars, unless otherwise noted.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in the company’s Cautionary Statements on Forward-Looking Information located on the last page of this news release.)

Pirquitas Mine, Argentina

During the second quarter the mill processed 345,661 tonnes of ore at an average milling rate of 3,798 tonnes per day, compared to 3,070 tonnes per day in the first quarter. Open pit mining continued to operate well with 3,900,000 tonnes or 43,000 tonnes per day, similar to the 3,876,000 tonnes or 43,000 tonnes per day mined in the first quarter.

Summary Operating Statistics (1)

		Q2 2010	Q1 2010	Six Months 2010
Total Material Mined	Kt	3,900	3,876	7,776
Ore Processed	Kt	346	276	622
Silver Grade	g/tonne	240	129	190
Recoveries	%	63.7	53.2	59.0
Silver Produced	Ounces	1,692,466	609,258	2,301,724
Cash Production Cost	US$/oz.	$11.27	$29.32	$15.95
Cash Operating Cost	US$/oz.	$14.98	$36.61	$20.71

(1)
Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the quarter and six months ended June 30, 2010.

The significant improvement in cash production cost per ounce is due to the higher production resulting from improved grades and recovery. Including deductions, treatment and refining charges, royalties and export taxes, cash operating cost per ounce is $14.98 compared to $36.61 for the first quarter 2010.  At the beginning of the quarter, operations began encountering zinc in the mined ore, and the mill optimized the current circuit to produce a saleable zinc concentrate. The mill produced 896,000 pounds of zinc and shipments commenced at the end of June. In July, the mine produced approximately 614,300 ounces of silver with grades of 277 grams of silver per tonne and recoveries of 65.3%, exceeding the second quarter average grades and recoveries.

During the second quarter, mining activity continued through a transitional horizon as well as exposing some sulphide ore. Operations will continue to mine through transitional ore during the third quarter, with levels of sulphides increasing by the middle of the fourth quarter.  Significant progress was made with the metallurgy of the transitional ore during the first six months of this year which resulted in improved mill recoveries. In addition, the mill has started to produce zinc concentrates from the current installed flotation facility. Due to high zinc values encountered in the mine, the company is now anticipating producing 3.0 million pounds of zinc in 2010. The tin circuit is commissioned and will be operated when suitable material is available.  Due to the lower tin grades in the initial levels of the mine, tin production is now estimated at 600,000 pounds for 2010 compared to the previous estimate of 800,000 pounds.

The company expects production for the full year of 2010 to be seven million ounces of silver at an average cash production cost of $10.00 per ounce of silver (net of by-product credits) and $14.00 per ounce cash operating costs. Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in the Management Discussion & Analysis.

Financial Results
(All figures are in US dollars unless otherwise noted)

•	Silver Standard produced a total of 1,692,466 ounces of silver and sold 1,091,911 ounces during the second quarter of 2010.

•
The company recorded a net loss of $15.2 million or $0.19 per share for the three months ended June 30, 2010, compared to a net loss of $1.4 million or $0.02 per share for the same period in the prior year, and a net loss of $22.8 million or $0.30 per share in the six months ended June 30, 2010, compared to a net loss of $4.0 million or $0.06 per share in the comparable 2009 period.

•
Loss from mine operations narrowed in the second quarter to $1.6 million including revenues of $14.1 million which were net of deductions, treatment and refining charges. Cost of sales was $10.6 million plus $5.1 million in non-cash depletion, depreciation and amortization.

•
For the three months ended June 30, 2010, exploration expenditures totalled $14.3 million, compared to $4.7 million in the second quarter of 2009. Expenditures totalled $1.3 million at the San Luis Project in Peru ($1.2 million in the second quarter of 2009); $4.2 million at Pitarrilla in Mexico ($1.2 million in the second quarter of 2009); $2.9 million for the Snowfield Project in Canada ($1.0 million in the second quarter of 2009); and $3.7 million at the Brucejack Project, Canada ($nil in the second quarter of 2009).

▪
Cash and cash equivalents at June 30, 2010 were $57.7 million compared to $26.7 million at December 31, 2009. Working capital at June 30, 2010 was $89.4 million compared to $24.5 million at December 31, 2009.

Selected Financial Data
(US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months and six months ended June 30, 2010 and audited results for the year ended December 31, 2009.

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Loss from mine operations	(1,575)	-	(18,279)	-
Loss from operations	(8,565)	(4,490)	(33,158)	(8,577)
Loss for the period	(15,199)	(1,374)	(22,836)	(3,972)
Loss per share (basic and diluted)	(0.19)	(0.02)	(0.30)	(0.06)
Cash used in operating activities	(9,560)	(9,390)	(25,758)	(13,396)
Cash generated by financing activities	317	1,205	108,674	94,959
Cash used in investing activities	(36,033)	(46,703)	(51,856)	(100,741)

Financial Position	June 30, 2010		December 31, 2009
Cash and cash equivalents	57,719		26,659
Current assets – total	120,654		75,197
Current liabilities – total	31,225		50,682
Working capital	89,429		24,515
Total assets	816,421		749,925

Principal Projects

San Luis Project, Peru

The feasibility study has been finalized and approved by the board of Silver Standard for submission to the joint venture. With the completion of the feasibility study, Silver Standard has now vested a 70% interest in the joint venture.  See the news release dated May 10, 2010, for details on the San Luis Feasibility Study. The joint venture is currently negotiating long-term land access agreements for the project.

Pitarrilla Project

At Pitarrilla in Mexico, the Breccia Ridge underground feasibility study is underway and planned for completion in Q4 2010. Pitarrilla is among the largest silver discoveries in the last decade and is 100%-owned by Silver Standard.

Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces. Early indications are that this number will improve as the feasibility study progresses. The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

Snowfield Project

A National Instrument 43-101 compliant Preliminary Assessment was completed for the Snowfield Project, located 65 kilometers north of Stewart, British Columbia, during the quarter. The project includes development of an open pit mine, a processing plant, infrastructure, waste rock storage and tailing impoundment areas to recover the mineralization identified to date.  Details are summarized in a news release dated June 1, 2010.

Preliminary results from an ongoing metallurgical program indicate the potential for significant rhenium recoveries at Snowfield. The potential impact of rhenium on the project's economics, as well as the inclusion of the higher-grade gold and silver resources of the company's adjacent Brucejack Project, will be examined in an updated Preliminary Assessment which is currently underway.

This season’s exploration program includes an 18,000-meter drill program primarily focused on expanding the project’s known gold resource. The Snowfield project currently hosts measured and indicated gold resources of 19.77 million ounces and inferred gold resources of 10.05 million ounces, along with resources in copper, silver, and molybdenum based on a cut-off of 0.35 grams of gold-equivalent/tonne.  Geotechnical and large diameter drilling for advanced metallurgical studies are planned to be included as part of the drill program.  Preliminary environmental and geotechnical investigations will be carried out at the proposed mill tailings locations.

Brucejack Project

A 24,000-meter drill program is underway for the Brucejack Project. One goal of the drilling is the expansion of the newly-discovered Bridge Zone, which is developing into a significant gold-silver porphyry. Other drill targets include the continued testing for expansion of the high-grade Galena Hill and West Zones, and new areas which have been defined by surface sampling and mapping.

Drilling to date has encountered high-grade gold and silver mineralization first identified in the 2009 drill program. The results demonstrate consistency of these high grade intersections over a relatively broad area. (See the July 12 and July 29, 2010 news releases for details). The Brucejack Project currently hosts measured and indicated resources of 4.04 million ounces of gold and 65.4 million ounces of silver and inferred resources of 4.87 million ounces of gold and 71.5 million ounces of silver based on a cut-off of 0.35 grams of gold-equivalent/tonne.

Diablillos Project

At Diablillos in Argentina, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization has been completed.  On completion of other engineering studies now underway, a preliminary economic assessment will be completed to test the potential economics of the project.

Appointment of John Smith

John Smith has been appointed President, Chief Executive Officer and Director of Silver Standard, effective August 6, 2010. The company thanks A.E. Michael Anglin for standing as interim President and Chief Executive Officer since January and providing leadership while the company conducted a global search for a new president.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Second Quarter 2010 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

A conference call with management to review Second Quarter 2010 financial results and project activities is scheduled for Friday, August 6, 2010, at 11:00 a.m. EDT.

Toll-free in North America:               (888) 429-4600
Overseas:                                           (970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after August 6, 2010.

Audio replay will be available for one week by calling toll free in North America: (800) 642-1687, conference ID 88822205; and overseas callers may telephone (706) 645-9291, conference ID88822205. (Source: Silver Standard Resources Inc.)

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
            Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production and recoveries of silver, tin and zinc, timing of processing of sulphide ore, anticipated revenues, cash and operating costs per silver ounce,  estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, statements concerning mineral reserves and resource estimates and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine, risks and uncertainties associated with new mining operations, including start-up delays and operational issues, risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.